UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 22 )*

SPDR INDEX SHARES FUNDS

(Name of Issuer)

Exchange Traded Fund

(Title of Class of Securities)

78463X756

(CUSIP Number)

Matthew Flynn,  CalPERS  400 Q ST  SACRAMENTO,  California  95811  Phone : 916-795-3400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7248676

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
As of 11/19/13, 7,248,676.00 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
45.02%

14	TYPE OF REPORTING PERSON
N/A

Percent increased from last amendment is due to SPDR S&P EM outstanding shares decreasing from 17,400,000 to 16,100,000.

Item 1.	Security and Issuer

SPDR INDEX SHS FDS State Street Global Advisors (SSgA) State Street Financial Center One Lincoln Street Boston, MA 02111

Item 2.	Identity and Background

(a)	California Public Employees Retirement System

(b)	400 Q St. Sacramento, CA 95811

(c)	Pension Fund

(d)	n/a

(e)	n/a

(f)	USA

Item 3.	Source and Amount of Funds or Other Consideration

Direct Investment as of 11/19/13 $339,310,523

Item 4.	Purpose of Transaction

Emerging markets small cap exposure

(a)
Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of shares at prices that would make the purchase or sale of shares desirable, and routine portfolio rebalancing activities, the Reporting Person may endeavor to increase or decrease their position in the Issuer through, among other means, the purchase and sale of shares on the open market or by the simultaneous purchase or sale of underlying securities, on such terms and at such times as the Reporting Persons may deem advisable.

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)	As of 11/19/13, 7,248,676 shares and 45.02%

(b)	As of 11/19/13, 7,248,676 shares

(c)

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit
10/15/2013 10/16/2013 10/17/2013 10/18/2013 10/21/2013 10/22/2013 10/23/2013 10/24/2013 11/5/2013 11/11/2013 11/13/2013 11/14/2013 11/15/2013 11/18/2013 11/19/2013	(45218.00) (1010.00) (16684.00) (12976.00) (7338.00) (2800.00) (6559.00) (7516.00) (19436.00) (2743.00) (8207.00) (10095.00) (15800.00) (10322.00) (3333.00)	47.8496 47.8698 47.9492 48.2092 48.4518 48.2802 48.8002 47.9356 47.4918 46.0896 45.5005 45.6506 46.2669 46.9744 47.2715

(d)

(e)

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

California Public Retirement System

November 20, 2013	By:	/s/ Matthew Flynn
Senior Portfolio Manager, Investment Servicing Division

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)